

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
United Kingdom

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Website www.premier-oil.com



SUPPL

5th March 2010

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

Dear Sirs

~~Premier Oil plc (f/k/a~~ Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 5th March 2010.

"North Sea Drilling Update".

Yours faithfully

Stephen Huddle
Company Secretary

Enc

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL PLC

("Premier")

North Sea Drilling Update

Greater Luno

Premier notes that Lundin Petroleum has today issued the following press release:

Lundin Petroleum AB (Lundin Norway AS) has completed the drilling of exploration well 16/4-5 on the Greater Luno Area Extension prospect located in Block 16/4, PL359, in the Norwegian North Sea. The purpose of the well was to test the hydrocarbon potential in Early Cretaceous/ Jurassic age sediments south of the 16/1-12 well (Luno South discovery).

The well encountered non-reservoir sedimentary rocks above fractured granitic basement at the prognosed reservoir level. The granitic basement showed abundant cemented fractures. Where open fractures were present oil staining was encountered.

An extensive data acquisition program was performed on this well, including coring, wireline logging and MDT programs. The well was plugged and abandoned as a non-commercial well.

The exploration well was drilled with the Transocean Winner semi-submersible drilling rig to a total vertical depth of 1 994 metres mean sea level in a water depth of 104 meters.

Premier holds 30% equity in Licence PL359. The other partner is Statoil Petroleum.

Blåbaer

The Blåbaer well, operated by BG and drilled using the Bredford Dolphin, spudded on 8th January 2010 and is currently drilling ahead. The prospect has resource potential of 15-75mmboe gross and results from the well are expected in the next few weeks.

Premier holds 15% equity in the Blocks 34/2c and 34/5c which contain the prospect.

Bugle Appraisal

In the UK, the Bugle appraisal well, targeting a potential gross resource range of 7-39mmboe on the northern extension of the Bugle discovery, spudded on 22 February 2010 and is expected to take approximately 60 days to drill to a depth of 4700m. The well is located close to the boundary between blocks 15/23d and 15/23c and the cost is being equally shared between the two block partnerships.

Premier holds 50% equity in Block 15/23d, which is operated by Nexen with 50% equity.

5 March 2010

Enquiries

Premier Oil plc Tel: 020 7730 1111
Simon Lockett
Tony Durrant

Pelham PR Tel: 020 7337 1500
James Henderson
Gavin Davis
Evgeniy Chuikov